

07002521

URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED ... FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-65299

REPORT FOR THE PERIOD BEGINNING 01/11/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LavaFlow, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3800 Citigroup Center, Building C, Floor 2

(No. and Street)



SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
SECTION

Tampa (City) FL (State) 33610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Milone 212-816-0033

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

100 North Tampa St. Suite 1700 Tampa FL 33602

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Charles Milone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LavaFlow, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Charles Milone
Title: Chief Financial Officer

Notary Public

VIRGIN SALVANO
Notary Public, State of New York
No. 01FI5040364
Qualified in Kings County
Commission Expires March 13, 2011

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditor's Report

The Board of Directors
LavaFlow, Inc.:

We have audited the accompanying statement of financial condition of LavaFlow, Inc. (a wholly owned subsidiary of Citigroup Financial Products, Inc.) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from January 11, 2006 to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LavaFlow, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period January 11, 2006 to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2007
Certified Public Accountants



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
LavaFlow, Inc.:

In planning and performing our audit of the financial statements of LavaFlow, Inc. (a wholly owned subsidiary of Citigroup Financial Products, Inc) (the Company) as of December 31, 2006 and for the period from January 11, 2006 to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007
Certified Public Accountants

LavaFlow, Inc.

(A wholly-owned subsidiary of Citigroup Financial Products, Inc.)

Financial Statements
And Supplementary Schedules

As of
December 31, 2006
And for the period from January 11, 2006 to December 31, 2006

(With Independent Auditors' Report Thereon)

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 6,378,345
Deposits with clearing organizations	20,000
Intangible asset	1,331,640
Income taxes receivable from Parent	1,154,777
Other assets	45,905
Total assets	$ 8,930,667

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 911,147
Total liabilities	911,147
Stockholder's equity:	
Common stock; $.01 par value. Authorized, issued and outstanding 1,000 shares	$ 10
Paid-in capital	10,660,345
Accumulated deficit	(2,640,835)
Total stockholder's equity	8,019,520
Total stockholder's equity and liabilities	$ 8,930,667

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 11, 2006 TO DECEMBER 31, 2006

Revenues:	
Electronic Communications Network revenue, net	($ 5,350)
Other revenue	1,370
Interest income	143,979
Total revenues	$ 139,999
Expenses:	
Software impairment charge	1,900,000
Communications	837,108
Compensation and benefits	752,729
Loss on sale of equipment	216,667
Depreciation of equipment	183,333
Regulatory fees	159,607
Occupancy and equipment	75,851
Floor, brokerage, exchange, and clearance fees	25,324
Other expenses	248,348
Total expenses	4,398,967
Loss before income tax benefit	(4,258,968)
Income tax benefit	1,618,133
Net loss	($ 2,640,835)

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM JANUARY 11, 2006 TO DECEMBER 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at the beginning of the period	1,000	10	4,660,345	-	4,660,355
Capital contributions from parent	-	-	6,000,000	-	6,000,000
Net loss	-	-	-	(2,640,835)	(2,640,835)
Balance at December 31, 2006	1,000	$ 10	$10,660,345	($2,640,835)	$ 8,019,520

LAVAFLOW INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 11, 2006 TO DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	($ 2,640,835)
Adjustments to reconcile net loss to net cash used in operating activities:	
Software impairment charge	1,900,000
Loss on sale of equipment	216,667
Depreciation of equipment	183,333
Increase in operating assets:	
Income taxes receivable from parent	(1,154,777)
Other	(32,420)
Increase in operating liabilities:	
Accounts payable and accrued expenses	911,147
Net cash used in operating activities	(616,885)
Cash flows from financing activities:	
Capital contributions from parent	6,000,000
Net cash provided by financing activities	$ 6,000,000
Net increase in cash and cash equivalents	5,383,115
Cash and cash equivalents at beginning of period	995,230
Cash and cash equivalents at end of period	$ 6,378,345

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 11, 2006 TO DECEMBER 31, 2006

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

LavaFlow, Inc, formerly OnTrade, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). On January 11, 2006, Citigroup Financial Products, Inc. (the "Parent") purchased OnTrade, Inc. and all the software associated with the OnTrade ECN for $9,000,000 from NexTrade Holdings, Inc.

On October 27, 2006 the Company filed a corporate name change with the Florida Division of Corporations. The Company, which previously operated under the name OnTrade, Inc., now operates as LavaFlow, Inc.

The Company is authorized to perform trade-matching activities in the equities market and to operate the LavaFlow ECN. Under a SEC No-Action Letter dated January 11, 2006 and renewed on June 28, 2006 the Company can charge market participants a fee for accessing their quote. The SEC notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. The LavaFlow ECN charges $.003 for all orders executed over the Alternative Display System, which is currently the only market venue at which it displays. LavaFlow currently charges $.004 for orders that are routed through LavaFlow to other market centers.

The Company also is approved to self-clear its equities trades. The Company does not provide brokerage services to retail clientele.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions:

The Company recognizes ECN revenue for securities transactions on a trade date basis. ECN revenue is earned by matching buyers and sellers of securities. Securities transactions and the related revenues and expenses are recorded in their respective accounts on trade date. Brokerage and clearing fees include order flow rebates, ticket charges, and execution fees related to the self-clearing process and are recorded on a trade date basis.

The Company realized negative revenue for the ECN due to trading losses in its error account.

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk and major customer information:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents.

The Company maintains its cash accounts with two banking institutions. At December 31, 2006, the Company had cash balances on deposit that exceeded the fully insured amounts by $6,278,345.

Intangible assets

The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company performed the required impairment tests of its indefinite-lived intangible assets during 2006 and no impairment was recognized.

2. Deposits with clearing organizations:

The Company has a $10,000 deposit with National Securities Clearing Corp. (NSCC), and a $10,000 deposit with Depositary Trust Clearing Corp. (DTCC) the organizations of which it is a member to self-clear.

3. Related party transactions:

Master Service Agreement:

The Company receives services, such as technical, consulting, accounting, collection, rentals and administration from the Parent. Fees for these services are based on actual, estimated, or allocated costs. The Parent, on a quarterly basis, or more often, may request payments for these services.

4. Income Taxes

Under income tax allocation agreements with Citigroup Global Market Holdings, Inc. (CGMHI) and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citicorp's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences the Company treats such differences currently and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer. At December 31, 2006 the Company did not have any temporary differences.

During the year, the Company received $463,356 in payments in lieu of income taxes from the Parent.

The components of income tax benefit reflected on the income statement are:

Current tax benefit:	
U.S. Federal	$ 1,421,565
State	196,568
Total	$ 1,618,133

The following is a reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the income taxes for continuing operations at December 31, 2006:

Statutory U.S. federal income tax rate for corporations	35.0%
Impact of:	
State and local taxes, net of federal benefit	3.0
Effective tax rate	38.0 %

5. Write-off of Software and Sale of Hardware

Software

The Company determined that its proprietary software, previously valued at $1,900,000 was not appropriate for its business needs and has no resale value; thus, has written off the entire amount.

Hardware

The Company no longer possesses the $400,000 in hardware that was on the balance sheet at the beginning of the period. The Company discontinued use of the equipment in November after having initially depreciated the equipment on a useful life schedule. Total depreciation through November amounted to $183,333. The hardware with no significant resale value and the equipment was disposed of at a loss of $216,667.

6. Capital requirements:

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items.

The Company is also subject to the net capital requirements for market makers as mandated by the NASD to maintain sufficient net capital up to a maximum of $1,000,000. This net capital shall not be less than $2,500 for each security in which it makes a market based on the average number of such markets made during the 30 preceding days. This restriction is based on investor protection considerations and provides assurance that the Company will comply with the NASD membership standards set forth in NASD Rule 1014(a)(7), which states that the member must be capable of maintaining adequate net capital considering all business activities of the member. At December 31, 2006, the Company's NASD contractual net capital requirement was approximately $52,500

In addition, the Company is contractually obligated by The Depository Trust & Clearing Corporation ("DTC") to maintain a minimum of $500,000 in excess of the SEC net capital requirement. The total DTC capital requirement was $750,000 on December 31, 2006.

At December 31, 2006, the Company had net capital of approximately $5,374,437, which exceeded its SEC required net capital by approximately $5,124,437, the NASD'S requirement by approximately $5,321,937 and the DTC's requirement by approximately $4,624,437.

7. NASD Waiver

The Company has received a verbal waiver from the NASD allowing the Company to present financial statements for the period from January 11, 2006 to December 31, 2006, rather than presenting financial statements for the year ended December 31, 2006, as a result of the Company being purchased by CFPI on January 11, 2006. There were no material transactions during the period from January 1, 2006 to January 10, 2006.

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE I

Net Capital

Total stockholder's equity	$	8,019,520
Deductions and/or charges:		
Non allowable assets	(	2,532,322)
Haircuts on cash equivalents	(	112,761)
Net capital	$	5,374,437

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items	0
Minimum dollar net capital requirement	250,000
Net capital requirement (greater of above two lines)	250,000
Excess net capital	5,124,437
Net capital in excess of: 5% of combined aggregate debit items (or $120,000)	5,254,437

Statement Pursuant to Paragraph (d)(4)of Rule 17A-5

The computations on Schedule I, II and III do not differ materially from the computations included in the Company's unaudited FOCUS Form X-17A-5 filed on January 26, 2006.

Reconciliation of Assets and Liabilities to the Regulatory Report Pursuant to Paragraph (d)(2) of Rule 17A-5

There are no material differences between the financial statements prepared on the basis of accounting principles generally accepted in the United States of America and accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5.

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE II

Credit balances:	$ 0
Debit balances:	0
Reserve computation:	
Excess of total PAIB credits over total PAIB debits	$ 0
Required deposit	$ 0

LAVAFLOW, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CITIGROUP FINANCIAL PRODUCTS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE III

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

Note: the Company does not hold customer funds or securities

END